GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)	1

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)	2

This Management’s Discussion and Analysis (“MD&A”) prepared as of May 10, 2012 reviews the financial condition and results of operations of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three month financial period ended March 31, 2012, and other material events up to the date of this report. The information in this MD&A is as at May 10, 2012 unless otherwise indicated. The following discussion should be read in conjunction with the annual audited consolidated financial statements and related notes for the year ended December 31, 2011 and the unaudited condensed interim consolidated financial statements and related notes for the period ended March 31, 2012.

The financial data included in the discussion provided in this report has been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are in thousands of Canadian dollars, unless otherwise noted.

PROFILE AND STRATEGY

Great Panther is a profitable primary silver mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR” and on the New York Stock Exchange (“NYSE”) Amex, trading under the symbol “GPL.” The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A. de C.V. (“MDU”) and Minera de Villa Seca, S.A. de C.V (“MVS”). These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR.

The Company’s Topia mine is located in the Sierra Madre Mountains in the state of Durango in northern Mexico and produces silver, gold, lead and zinc. The Guanajuato Mine Complex is located in the city of Guanajuato, in central Mexico, approximately 380 kilometres north-west of Mexico City, and produces silver and gold. Each mine has its own processing facility with capacity to support future expansion.

The Company also owns a development stage property, San Ignacio, which is approximately 20 kilometres by road from its Guanajuato processing plant, and an exploration stage property, Santa Rosa, which is located approximately 15 kilometres northeast of Guanajuato.

Great Panther is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

RECENT DEVELOPMENTS

Great Panther is continuing to invest in its wholly-owned Mexican properties as part of its growth strategy to expand production and resources.

During the first quarter, the Company completed a total of 15,155 metres of surface and underground drilling at its Guanajuato and Topia mine operations, its development project, San Ignacio, and its exploration project, Santa Rosa. New development of the gold-rich Santa Margarita vein at Guanajuato contributed to record quarterly gold production for the Company. As well, the Company also secured contracts for the sale of concentrate for all of its 2012 planned production.

On May 9, 2012, the Company announced the completion of two mineral resource estimates at its Guanajuato Mine Complex and its San Ignacio Project in Guanajuato, Mexico (refer to May 9, 2012 news release for further details). As San Ignacio is a satellite of the Guanajuato Mine Complex (20 kilometers by road), and any mineralization extracted from there will be processed at the Cata Plant, the mineral resource is now being considered as part of the overall Guanajuato Mine mineral inventory. The new Measured and Indicated Mineral Resource at the Guanajuato Mine contains 5,649,000 ounces of silver equivalent (“Ag eq oz”). Inferred Mineral Resources are estimated at 2,503,000 Ag eq oz at the Guanajuato Mine and 6,894,000 Ag eq

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)	3

oz at San Ignacio. For now, the Inferred resources are being reported separately as different parameters were used in their estimation.

The new resource base not only replaces production from the Guanajuato Mine during the past year and a half, but the addition of San Ignacio almost doubles the overall resource base for Great Panther’s Guanajuato operations. The new estimate for San Ignacio increases the tonnage by 35%, the silver content by 29%, gold content by 51% and Ag eq oz by 53% over the previous estimate1.

On February 6, 2012 the Company announced the appointment of R. W. (Bob) Garnett, CA, ICD.D. as Independent Chairman of the Company's Board of Directors. Mr. Garnett has served as an independent Director of Great Panther since May 3, 2011 and is Chairman of the Audit Committee. Mr. Garnett replaces Kaare Foy, who retired after serving more than 18 years as a Director of the Company and almost eight years as Executive Chairman.

FIRST QUARTER 2012 HIGHLIGHTS

Highlights (in 000s except ounces, amounts per share and per ounce)	Q1 2012	Q1 2011	Change from Q1 2011
Revenue	$13,625	$15,460	-12%
Gross profit (Earnings from mining operations)	$6,325	$8,613	-27%
Net income	$4,683	$7,009	-33%
Adjusted EBITDA[2]	$4,441	$7,874	-44%
Earnings per share – basic	$0.03	$0.06	-50%
Earnings per share – diluted	$0.03	$0.05	-40%
Silver ounces produced (excluding equivalent ounces of gold, zinc and lead)	359,526	410,640	-12%
Silver equivalent ounces produced[3]	557,667	607,225	-8%
Silver payable ounces	316,641	348,439	-9%
Total cash cost per silver ounce[4]	$9.05	$10.33	-12%
Average revenue per silver ounce sold (USD)	$32.65	$38.54	-15%
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1.	Compared to the previous San Ignacio resource estimate, three vein zones were dropped from the current resource due to insufficient grade continuity. These may be added back in with further drilling.
2.

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items. The Company has updated its definition of adjusted EBITDA and has restated 2011 comparative figures presented above and elsewhere in this MD&A to reflect the exclusion of interest income. The Company does not consider these changes to be material. Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

3.	Silver equivalent ounces in 2012 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.
4.

“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.
Refer to the “Non-IFRS Measures” section.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)	4

Operational Highlights

  Gold production reached a record 2,729 ounces; an increase of 20% over the fourth quarter of 2011 and 18% over the first quarter of 2011.

  Metal production increased 2% to 557,667 silver equivalent ounces ("Ag eq oz") from the fourth quarter of 2011, but declined 8% from the first quarter of 2011.

  Silver production increased 1% to 359,526 ounces from the fourth quarter of 2011, but declined 12% from the first quarter of 2011.

  Lead and zinc production was 202 tonnes and 312 tonnes respectively. This compares to 212 tonnes of lead and 327 tonnes of zinc produced in the fourth quarter of 2011, and the 241 tonnes of lead and 345 tonnes of zinc in the first quarter of 2011.

  Cash cost decreased to $9.05 per ounce, 24% lower than the cash cost in the fourth quarter of 2011, and 12% lower than in the first quarter of 2011.

  Topia achieved record plant throughput of 12,404 tonnes, up 3% from the fourth quarter of 2011, and 13% higher than the first quarter of 2011.

MINE OPERATING RESULTS

Consolidated Operations

	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2
Tonnes milled	51,198	52,170	53,375	56,643	53,933	48,142	46,039	43,555

Production
Silver ounces	359,526	354,754	343,768	386,210	410,640	385,022	382,220	410,583
Gold ounces	2,729	2,281	1,494	1,931	2,310	1,943	2,201	1,474
Lead tonnes	202	212	222	266	241	234	271	297
Zinc tonnes	312	327	294	348	345	304	352	357

Silver equivalent ounces[1]	557,667	545,294	484,550	562,944	607,225	565,660	588,454	574,740

Silver payable ounces	316,641	425,225	364,684	193,914	348,439	369,940	364,991	374,631

Cash cost per ounce (USD)[2,3]	$9.05	$11.92	$9.02	$12.85	$10.33	$8.41	$6.76	$7.70

Mined and processed ore for the consolidated operations for the first quarter of 2012 was 51,198 tonnes, a decrease of 2% compared to the previous quarter, and a decrease of 5% compared to the same quarter in 2011. The decline from prior periods was mainly due to a reduction in mined ore at the Company’s Guanajuato mine. In addition, although throughput continued to increase at Topia to reach a quarterly record, water shortages and lower grades at Topia limited metal production.

Overall metal production for the first quarter of 2012 was 557,667 Ag eq oz, a 2% increase over the fourth quarter of 2011. The increase over the fourth quarter of 2011 is attributed to slightly higher silver production and record gold production. Metal production on a Ag eq oz basis was down by 8% compared to the first quarter in 2011 due to comparatively lower silver production at both mines and lower lead and zinc production at Topia.
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1

Silver equivalent ounces in 2012 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

2

“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

3	Cash cost per ounce for first quarter of 2011 presented in the table have been restated from amounts previously reported to reflect the application of correct foreign exchange rates.

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Consolidated cash cost per ounce was US$9.05 for the three months ended March 31, 2012, a 12% decrease compared to US$10.33 for the same period in 2011. Cash cost per ounce at Guanajuato decreased significantly due to higher gold grades resulting in higher by-product credits per payable silver ounce. This was partly offset by higher smelting and refining costs. However, at Topia, cash cost per ounce was higher due to lower ore metal grades, which increased unit operating costs. In addition, higher smelting and refining costs and lower by-product credits per payable silver ounce contributed to the increase in cash cost per ounce.

Consolidated cash cost per ounce decreased to US$9.05 from US$11.92 in the fourth quarter of 2011. This decrease is attributable to higher gold grades at the Guanajuato mine, leading to record gold production in the first quarter of 2012 which increased by-product revenue per silver payable ounce.

Topia Mine

Mill throughput for Topia for the first quarter of 2012 reached a quarterly record of 12,404 tonnes of ore, representing an increase of 3% over the fourth quarter of 2011 and 13% over the first quarter of the prior year. Despite the record throughput, capacity was limited towards the end of the first quarter as a result of insufficient water supply due to severe drought conditions in central Mexico. This resulted in higher than normal ore stockpiles of approximately 2,467 tonnes at the end of the quarter. By comparison, ore stockpiles at December 31, 2011 were approximately 755 tonnes. Several initiatives to enhance water recovery were put in place which kept the plant at capacity until early March. The water supply limitations are expected to persist until the start of the rainy season in June or July. Mining will continue at the same rate and ore will be stockpiled for processing once water supply improves and the plant can be operated at a higher capacity.

Metal production at Topia for the first quarter of 2012 was 161,475 Ag eq oz comprising 120,221 Ag oz, 114 Au oz, 202 Pb tonnes, and 312 Zn tonnes. Production on an equivalent ounce basis was down 10% from the fourth quarter of 2011, and down 20% compared to the first quarter of 2011. The decrease is due to lower grades with the exception of those for gold.

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THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)	6

Topia Mine Production Data

	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2
Tonnes milled	12,404	12,056	12,044	11,895	11,013	9,081	10,278	9,176

Production
Silver (ounces)	120,221	117,182	137,707	143,774	137,219	129,650	131,591	121,758
Gold (ounces)	114	136	147	124	93	108	159	185
Lead (tonnes)	202	212	222	266	241	234	271	297
Zinc (tonnes)	312	327	294	348	345	304	352	357

Silver equivalent ounces[1]	161,475	179,008	197,688	212,108	200,806	195,598	210,171	205,350

Silver payable ounces	106,772	119,155	113,297	108,487	112,630	129,803	118,647	111,923

Average ore grade
Silver (g/t)	326	345	420	418	420	485	441	446
Gold (g/t)	0.45	0.44	0.47	0.40	0.33	0.46	0.58	0.76
Lead (%)	1.71	1.85	2.02	2.34	2.32	2.78	2.81	3.39
Zinc (%)	2.73	2.97	2.67	3.18	3.42	3.64	3.72	4.22

Metal recoveries
Silver	90.5%	87.7%	85.0%	89.9%	92.3%	91.5%	90.2%	92.4%
Gold	64.0%	79.2%	80.4%	81.6%	79.0%	81.5%	82.3%	82.9%
Lead	94.1%	95.0%	91.4%	95.5%	94.1%	92.7%	94.0%	95.4%
Zinc	92.1%	91.3%	91.9%	92.2%	91.5%	91.8%	92.0%	92.2%

Concentrate grades
Lead
Silver (g/t)	8,757	8,528	9,205	8,463	9,167	8,656	8,355	7,347
Gold (g/t)	6.88	8.05	8.80	6.27	4.93	5.83	8.87	9.63
Lead (%)	49.80	52.83	50.31	53.33	54.61	52.70	57.79	61.01
Zinc (%)	9.16	9.78	10.68	8.65	9.46	7.60	9.12	8.47

Zinc
Silver (g/t)	636	619	640	674	687	656	438	491
Gold (g/t)	1.68	2.07	1.66	1.44	1.40	1.68	1.51	1.98
Lead (%)	1.68	1.26	0.83	1.50	1.68	1.77	0.96	1.07
Zinc (%)	53.45	53.60	55.49	52.89	54.08	51.14	53.87	53.90

The average grades of ore processed from Topia in the first quarter of 2012 were 326g/t Ag, 0.45g/t Au, 1.71% Pb and 2.73% Zn. Although gold grades improved, silver grades represented a decrease of 6% and 22% from the prior quarter and the first quarter of 2011 respectively.
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1

Silver equivalent ounces in 2012 were established using prices US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

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THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)	7

Plant metallurgical performance was satisfactory in the first quarter of 2012. Recoveries were 90.5% for Ag, 64.0% for Au, 94.1% for Pb and 92.1% for Zn.

The lower ore grades were primarily in the San Gregorio, El Rosario and El Ochenta vein operations, which account for approximately 43% of Topia’s production. Recent vein sampling at new developments in El Rosario and El Ochenta has indicated an improvement in ore quality. In addition, development on two newly discovered veins, Las Higueras and Oxidada, near the San Gregorio vein, has yielded excellent ore grades and is expected to add to current year production.

Exploratory development to access the veins at the 1,630 metre elevation (Mina 5 on San Gregorio, and at El Rosario) has also proven successful. At the Durangueno mine, the San Gregorio vein is being mined at the 1,475 and 1,510 metre elevations. The higher grade, Las Higueras and Oxidada veins are also being developed from the 1,475 and 1,510 metre levels. As there are currently limited Mineral Resources defined, and no previous exploitation between the 1,475 and 1,660 metre elevations, these developments will provide for additional production and add new Mineral Resources.

Exploratory development at the La Prieta mine continues and the first small stopes are being prepared for production. This is a past producing mine with modest Inferred Mineral Resources and large exploration potential. An up-ramp is being driven to provide access to higher grade parts of the veins. The expansion of production in this new mine will add to current production through the balance of 2012.

At the Argentina mine, ramp development has been completed to the third level and continues towards the fourth level. Production mining from the third level will also further contribute to production for 2012.

Topia Mine Cash Cost per Ounce
(in 000’s except per ounce amounts)

	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2
CAD Cost of sales	$2,544	$2,741	$2,177	$2,516	$2,278	$2,438	$2,050	$1,998
Smelting and refining charges	737	262	481	455	557	435	399	399
CAD Gross by-product revenue[1]	(950)	(684)	(1,056)	(1,051)	(1,094)	(1,307)	(1,189)	(1,196)
Cost of custom milling	(65)	(118)	(92)	(102)	(66)	(119)	(68)	(83)
CAD Cash operating costs	$2,266	$2,201	$1,510	$1,818	$1,675	$1,447	$1,192	$1,118
USD Cash operating costs	$2,265	$2,167	$1,541	$1,879	$1,699	$1,430	$1,149	$1,090
Silver payable ounces	107	119	113	108	113	130	119	112
USD Cash cost per ounce[2,3]	$21.21	$18.19	$13.60	$17.32	$15.09	$11.02	$9.68	$9.74

Cash cost per ounce for Topia for the first quarter of 2012 increased by 41% to US$21.21 from US$15.09 in the same period in the prior year, and also increased by 17% when compared to US$18.19 in the prior quarter. The increase over the comparative quarters is due mainly to the lower ore grades which resulted in lower metal production despite record throughput. Higher smelting and refining charges also contributed to the increase in cash cost per ounce.
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1	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.
2

“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non- IFRS Measures” section.

3	Cash cost per ounce for first quarter of 2011 presented in the table have been restated from amounts previously reported to reflect the application of correct foreign exchange rates.

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THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)	8

Guanajuato Mine Complex

Processed ore at Guanajuato was 38,794 tonnes for the first quarter of 2012, a decrease of 3% from the previous quarter, and a decrease of 10% from the first quarter of 2011.

Metal production of 396,192 Ag eq oz for the first quarter of 2012 reached the highest level in four quarters, but, was down 3% from the first quarter of 2011 (Guanajuato’s best quarter). Guanajuato’s gold production reached a record of 2,615 ounces in the first quarter of 2012. Silver production at 239,305 ounces was up 1% from the fourth quarter of 2011, but showed a 12% decrease from the first quarter of 2011 due to lower comparable throughput and lower silver grades.

Average ore grades for the first quarter of 2012 of 213g/t Ag and 2.30g/t Au represent an increase from the prior quarter grades of 207g/t Ag and 1.84g/t Au and an increase compared to the average for 2011 grades of 199g/t Ag and 1.52g/t Au. Plant metallurgical performance remained strong, with metal recoveries of 90.1% for silver and 91.2% for gold. In general, silver recoveries represented improvements over the prior quarter and the first quarter of 2011. A small regrind mill plus associated pumping and cyclone circuit have been added to further improve performance in the next quarter.

Guanajuato Mine Complex Production Data

	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2
Tonnes milled	38,794	40,114	41,371	44,748	42,980	39,061	35,761	34,379

Production
Silver (ounces)	239,305	237,572	206,061	242,436	273,421	255,372	250,629	288,825
Gold (ounces)	2,615	2,145	1,347	1,807	2,217	1,835	2,042	1,289

Silver equivalent ounces[1]	396,192	366,286	286,862	350,836	406,419	370,062	378,283	369,390

Silver payable ounces	209,869	306,070	251,387	85,427	235,809	240,137	246,344	262,708

Average ore grade
Silver (g/t)	213	207	175	193	222	228	248	291
Gold (g/t)	2.30	1.84	1.12	1.38	1.75	1.60	1.96	1.35

Metal recoveries
Silver	90.1%	89.1%	88.4%	87.4%	89.2%	89.1%	87.8%	89.9%
Gold	91.2%	90.3%	90.1%	90.8%	91.5%	91.1%	90.5%	86.6%

Concentrate grades
Silver (g/t)	9,917	10,910	9,280	10,485	9,797	12,548	10,766	12,252
Gold (g/t)	108	99	61	78	79	90	88	55
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1

Silver equivalent ounces in 2012 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

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The significant improvement in ore grades at Guanajuato is attributed to further development of the high-grade Deep Cata area and from improved gold production from new development of the Santa Margarita vein.

Development of the higher-grade Deep Cata, at the 510 metre level, yielded 8,900 tonnes grading 363g/t Ag and 1.64g/t Au, which constituted 30% of total metal production. Development continues on all ore-zones to define their full extent before commencing stoping. A ramp is being driven to access the 525 metre level later in the second quarter of 2012. Elsewhere on the Cata vein system, extraction of a sill pillar at the 390 metre level was successfully completed using the longhole mining method and resulted in production of 5,700 tonnes at 317g/t Ag and 1.69g/t Au.

Production from the gold-rich Santa Margarita vein continued to improve, resulting in record gold production. New exploratory development on the 455 and 475 metre levels produced 2,000 tonnes from each level at grades of 8.8g/t Au and 5.2g/t Au, respectively. Stoping at the 400 metre level continued which produced 2,500 tonnes at 6.0g/t Au. Continued high levels of gold production are expected from Santa Margarita throughout 2012.

Production from the Los Pozos zone continued with modest grade improvements evident in two of the three production levels. Ore produced totaled over 16,000 tonnes at grades of 193g/t Ag and 0.74g/t Au. No ore was produced from the uppermost stope, however diamond drilling was successful in identifying a small ore body offset and production will continue in the second quarter. The access ramp is also being deepened to the 430 metre level to facilitate a fourth production level.

Modest production was realized from the Guanajuatito and Promontorio zones during the first quarter of 2012.

Development at Valenciana also continues on two fronts to provide:

1)	Haulage access connecting the Cata ore hoisting shaft and the newly discovered, deeper extensions of the Guanajuatito North zone at the 390 metre level by the fourth quarter of 2012; and
2)

Up-ramp access from the 320 metre level to the 285 and 245 metre levels of the historically very rich, 18th and 19th century workings of Valenciana, later in the third quarter of this year. Once this access is complete, these levels will be explored for zones of un-mined silver-gold mineralization.

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THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)	10

Guanajuato Mine Complex Cash Cost per Ounce
(in 000’s except per ounce amounts)

	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2
CAD Cost of sales	$3,291	$6,128	$4,405	$1,677	$3,553	$3,922	$3,317	$3,031
Smelting and refining charges	807	1,287	482	163	449	435	331	242
CAD Gross by-product revenue[1]	(3,491)	(4,514)	(3,171)	(1,248)	(2,130)	(2,653)	(2,274)	(1,427)

CAD Cash operating costs	$607	$2,901	$1,716	$592	$1,872	$1,704	$1,374	$1,846
USD Cash operating costs	$602	$2,901	$1,749	$613	$1,899	$1,681	$1,319	$1,796
Silver payable ounces	210	306	251	85	236	240	246	263
USD Cash cost per ounce[2,3]	$2.87	$9.48	$6.96	$7.17	$8.05	$7.00	$5.35	$6.83

Cash cost per ounce at Guanajuato for the first quarter of 2012 was US$2.87, a record low for the operation. This represented a 70% decrease over the US$9.48 realized in the prior quarter and a 64% decrease compared to the same quarter in 2011. Cash cost per ounce was lower due to increased by-product revenue per silver payable ounce as a result of higher gold production and higher gold prices. Smelting and refining charges per silver payable ounce were lower in the first quarter of 2012 compared to the fourth quarter of 2011, but were higher than those of the first quarter of 2011.
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1	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.
2

“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non- IFRS Measures” section.

3	Cash cost per ounce for first quarter of 2011 presented in the table have been restated from amounts previously reported to reflect the application of correct foreign exchange rates.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)	11

RESOURCE UPDATE

Topia Mine

Underground drilling at the Topia Mine during the first quarter of 2012 was focused on advancing production at the 1522, San Miguel, La Prieta, and Argentina Mines. A total of 668 metres of underground diamond drilling was completed in 16 diamond drill holes in the quarter compared to 22 diamond drill holes for a total of 669 metres in the prior quarter. Drilling was carried out to test for additional resources on many vein structures including Don Benito, Veta Madre, San Jorge, Recompensa and La Prieta.

The surface drilling program continued with the completion of 14 diamond drill holes for a total of 2,250 metres. Drill targets included the Australia, Argentina, Oxidada and Las Higueras veins. The highlight of the program has been the geological modelling and subsequent positive indications from drill testing of the Las Higueras vein, located within 50 to 100 metres north of the mining on the San Gregorio vein. The initial two holes of 2012 included an intersection of 0.6 metres grading 855g/t silver, 0.12g/t gold, 3.38% lead, and 21.69% zinc in ST12-169, and an intersection of 0.95 metres grading 1,411g/t silver, 0.18g/t gold, 1.34% lead and 3.41% zinc in ST12-170.

Considering there were no compliant resources when the Topia mine was purchased, the Company has consistently increased the resource base with every drill program. It is anticipated that, with additional drilling, the resource will continue to increase. This “rolling resource” is typical for underground mines as it is often not cost effective to define a large resource/reserve in advance of mining.

Guanajuato Mine Complex

Underground diamond drilling at Guanajuato is ongoing on 50 metre exploration centres at Guanajuatito and Valenciana, while more production detailed 25 metre centre drilling is ongoing at Santa Margarita, Los Pozos, and Cata. Forty-nine holes were completed during the first quarter of 2012, for a total of 6,010 metres compared to 55 holes completed during the prior quarter totaling 5,544 metres.

Drilling in the first quarter of 2012 tested the potential of the following:

(1)	Valenciana area – eight holes completed for 1,671 metres,
(2)	Guanajuatito North Zone area – eight holes completed for 2,301 metres,
(3)	Santa Margarita area – 11 holes completed for 1,238 metres,
(4)	Deep Cata area – nine short holes completed for 426 metres,
(5)	Other Production Areas – 13 short holes completed for 374 metres.

The Deep Cata short-hole drilling continued to help define the extensions to the high grade veins between the 500 and 530 metre levels. Intersections into the Alto 1 zone include 3.7 metres grading 911g/t silver and 2.02g/t gold in UG12-159, and 5.8 metres grading 992g/t silver and 3.05g/t gold in UG12-165.

Drilling at Guanajuatito is expanding a new discovery approximately 100 metres to the northwest from current workings around the 160 metre level. This new zone is open both up and down dip and to the northwest. Intersections in this new zone include 1.65 metres grading 163g/t silver and 0.56g/t gold in UGG12-056, and 4.4 metres grading 285g/t silver and 2.61g/t gold in UGG12-061.

Drilling at Santa Margarita continued to improve ore definition of the multiple gold-rich veins and stockworks and hence guide the mine development. Eleven holes were completed, defining the main zone and various footwall zones for development between the 435 to 475 levels. Further drilling will be completed during the second and third quarter to the south and to test the depth extents. Highlights include 3.0 metres grading 22.03g/t gold and 40g/t silver in one of the footwall breccias and an intersection from the Santa Margarita breccia of 3.45 metres grading 3.6g/t gold and 504g/t silver, both in hole UGSM12-022.

Several holes were drilled into the upper portion of the Los Pozos zone, including 18.0 metres grading 284g/t silver and 1.24g/t gold in UGM12-018.

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THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)	12

Exploratory drilling at depth in Valenciana has started to outline new ore-grade mineralization.

On May 9, 2012, the Company announced the completion of two mineral resource estimates at the Company's Guanajuato Mine Complex and its San Ignacio Project in Guanajuato, Mexico (refer to May 9, 2012 news release for further details). As San Ignacio is a satellite of the Guanajuato Mine Complex, and any mineralization extracted from there will be processed at Guanajuato’s Cata Plant, the mineral resource is now being considered as part of the overall Guanajuato Mine mineral inventory. The new Measured and Indicated mineral resource at the Guanajuato Mine contains 5,649,000 ounces Ag eq oz. Inferred mineral resources are estimated at 2,503,000 Ag eq oz at the Guanajuato Mine and 6,894,000 Ag eq oz at San Ignacio. For now, the Inferred resources are being reported separately as different parameters were used in their estimation.

The Measured and Indicated mineral resources of 5,649,000 Ag eq oz (see table below) and Inferred mineral resources estimated at 2,503,000 Ag eq oz, are contained in the Cata Clavo, Los Pozos, Santa Margarita and Guanajuatito zones. The Guanajuatito zone, with its first estimate, has been greatly expanded from present mining on the 120 and 160 levels to the 390 level and is open to depth, illustrating that additional mineralization is expected to be found and could add to inventory with systematic and focused drilling.

The new resource base not only replaces production from the Guanajuato Mine during the past year and a half, but the addition of San Ignacio almost doubles the overall resource base for Great Panther’s Guanajuato operations.

Guanajuato Measured, Indicated and Inferred Mineral Resources – January 31, 2012 (Cut-off 50 g/t Ag eq)
	Tonnage (Kt)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	Ag Eq (oz)
Measured	275.8	2.21	19,570	264	2,339,900	3,531,000
Indicated	232.6	2.66	19,890	122	909,781	2,118,000
Inferred	223.2	2.10	15,060	221	1,588,000	2,503,000

San Ignacio Project

The San Ignacio Project covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts Great Panther's Guanajuato Mine Complex.

During the first quarter of 2012 a total of 4,535 metres of drilling in 18 holes was completed on the San Ignacio Project. This was sufficient to infill, and to extend the combined strike length of the four dominant known veins to 700 meters. This includes the initial 73 drill holes and is the basis for the second version of the San Ignacio Mineral Resource estimate.

Highlights of the 2012 San Ignacio drilling, from section 1000N, include an intersection from the Nombre de Dios 2 vein of 3.9 metres (2.99 metres true width) grading 195g/t silver and 3.70g/t gold in ESI12-067. Fill-in hole ESI12-073 includes an intersection from the Intermediate vein of 4.3 metres (2.76 metres true width) grading 252g/t silver and 3.97g/t gold, and an intersection from the Melladito vein of 4.70 metres (2.70 metres true width) grading 102g/t silver and 1.95g/t gold.

Two drills are on the site and will extend the explored area a further 300 metres to the south plus explore a new area of 600 metres strike length on the San Antonio claim to the far south of the property.

As noted, the Company released an updated Mineral Resource estimate to March 31, 2012 for San Ignacio on May 9, 2012 (refer to May 9, 2012 news release for further details). This updated (version 2) mineral resource estimate at San Ignacio supersedes the original estimate. The new Inferred mineral resource is estimated to contain 6,894,000 Ag eq oz in 826,000 tonnes averaging 121g/t silver and 2.28g/t gold (using a 125g/t Ag Eq cut-off). Version 2 both fills in and expands the strike length of the mineralized zones to 650 metres. This estimate increases the tonnage by 35%, the silver content by 29%, gold content by 51% and

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Ag eq oz by 53% over the previous estimate. It should be noted that this estimate used only four of the seven previously identified zones, leaving three zones to be more thoroughly tested at a later date.

San Ignacio Measured Mineral Resources – March 31, 2012 (Cut-off 125 g/t Ag eq)
	Tonnage (Kt)	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	Ag Eq (oz)
Inferred	826	2.28	60,700	121	3,205,000	6,894,000

The Mineral Resource estimate was prepared by Michael Waldegger, P. Geo., Senior Resource Geologist, MFW Geoscience Inc., under contract to the Company. Mr. Waldegger has reviewed and approved the portion of the disclosure relating to the San Ignacio Project only.

Santa Rosa Project

Surface drilling commenced on Santa Rosa in the first quarter of 2012. Five diamond drill holes were completed for a total of 1,653 metres. Intense alteration, shearing and some of the best silver-arsenic geochemistry was intersected in the northern most drill hole (ESR12-004), and this area and north (a known gossanous area) will be detailed during the summer. Further detailed mapping and sampling will be continued on the main block of the Santa Rosa claims as well.

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THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)	14

SELECTED QUARTERLY INFORMATION

The following table sets out selected quarterly financial results:

(in thousands, except per share amounts)

	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2
Revenue	$13,625	$17,520	$16,278	$8,560	$15,460	$13,809	$11,165	$9,317
Cost of sales (excluding amortization, depletion and share-based payments)	5,835	8,870	6,581	4,193	5,831	6,360	5,367	5,029
Earnings from mining operations[1]	6,325	6,032	8,320	3,951	8,613	6,048	4,458	3,425
Net income (loss) for the period	4,683	(1,419)	3,415	2,501	7,009	2,265	3,050	4,368
Basic earnings (loss) per share	0.03	(0.01)	0.03	0.02	0.06	0.02	0.03	0.04
Diluted earnings (loss) per share	0.03	(0.01)	0.02	0.02	0.05	0.02	0.03	0.04
Adjusted EBITDA[2]	4,441	6,265	7,752	2,833	7,874	5,425	4,365	3,056
Cash and cash equivalents	40,322	39,437	35,074	36,760	15,166	13,967	9,364	10,883
Working capital	$53,537	$53,810	$53,783	$51,947	$29,291	$18,812	$13,200	$17,069

Refer to the “Results of Operations” section for a complete discussion of the financial results for the first quarter of 2012.

QUARTERLY TRENDS AND MARKET DATA

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of metal production, metal prices and terms of sales agreements.

There can also be significant variances in the Company’s reported net income (loss) from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for share-based payments can be quite large in any given quarter. Fluctuations in foreign currency, specifically the Mexican peso and US dollar against the Canadian dollar may also result in considerable variances in foreign exchange gains/losses. Fluctuations in the price of silver and gold, and to a lesser extent, lead and zinc, can also have a significant impact on the company’s net income.
________________________
1	“Earnings from mining operations” are defined as gross profit.
2

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items. The Company has updated its definition of adjusted EBITDA and has restated 2011 comparative figures presented above and elsewhere in this MD&A to reflect the exclusion of interest income. The Company does not consider these changes to be material. Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

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The Company’s past quarterly mineral sales revenue is as follows:

The Company’s realized average metal prices and the average Canadian exchange rates against the United States dollar and Mexican peso for the three months ended March 31, 2012 and 2011 are as follows:

	2012 Q1	2011 Q1
Silver (U.S. $ / oz.)	$32.65	$38.54
Gold (U.S. $ / oz.)	$1,658.77	$1,476.95
Lead (U.S. $ / lb.)	$0.93	$1.22
Zinc (U.S. $ / lb.)	$0.92	$1.11
USD / CAD	0.999	1.014
MXP / CAD	12.952	12.231

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THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)	16

RESULTS OF OPERATIONS

Three Months Ended March 31, 2012

For the three months ended March 31, 2012, the Company earned revenue of $13.6 million, compared to $15.5 million for the same period in 2011, a decrease of 12%. The decrease in revenue is due to lower average realized metal prices, increased smelting and refining charges, and a slight decrease in the volume of metal sales on a Ag eq oz basis. Revenue for the first quarter of 2012 decreased by $3.9 million, or 22%, compared to the fourth quarter of 2011. The decrease is attributed to a significant shipment in-transit at the end of the quarter for which revenue could not be recognized. In addition, sales of backlog concentrates in the fourth quarter of 2011 resulted in higher revenues for the quarter.

Cost of sales excluding amortization and depletion and share-based payments was $5.8 million for the three months ended March 31, 2012, consistent with the same period in 2011 of $5.8 million. Compared to the fourth quarter of 2011, cost of sales decreased by 34%, to $5.8 million from $8.9 million. This is primarily attributable to decreased metals sold.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the three months ended March 31, 2012 was $1.5 million, compared to $1.0 million in the same period in 2011. The increase in amortization expense for the quarter ended March 31, 2012 is the result of increased investment in property, plant and equipment over the prior year. Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the first quarter of 2012 was $1.5 million, compared to $1.7 million in the fourth quarter of 2011. This decrease is attributable to a decrease in metals sold in the first quarter of 2012 resulting from the significant shipment in-transit at the end of the quarter for which revenue could not be recognized.

Share-based payments relating to cost of sales for the three months ended March 31, 2012 were $8,156, compared to $nil for the same period in 2011. This increase is related to share options granted during the first quarter of 2012. Share-based payments relating to cost of sales for the first quarter of 2012 was $8,156, compared to $1.0 million for the fourth quarter of 2011. In the prior year, the Company only granted options in the fourth quarter. The Company commenced option grants on a quarterly basis in 2012.

For the three months ended March 31, 2012, the Company had gross profit of $6.3 million compared to $8.6 million in the same period in 2011. The decrease in gross profit is a result of lower average realized metal prices, higher smelting and refining charges and increased amortization and depletion. From the fourth quarter of 2011 to the first quarter of 2012, gross profit increased by $0.3 million, representing a 5% increase. This is mainly due to an increase in average realized metal prices and significantly lower share-based payments expense in the first quarter of 2012 included in cost of sales compared to $1.0 million for the fourth quarter of 2011.

Consolidated cash cost per ounce were US$9.05 for the three months ended March 31, 2012, a 12% decrease compared to US$10.33 for the same period in 2011. Cash cost per ounce at Guanajuato decreased significantly to a record low of US$2.87 due to higher gold grades resulting in higher by-product credits per payable silver ounce. This was partly offset by higher smelter and refining costs. However, at Topia, cash cost per ounce was higher due to lower silver grades, which increased unit operating costs, and higher smelter and refining costs. Consolidated cash cost per ounce decreased to US$9.05 from US$11.92 in the fourth quarter of 2011. This decrease is attributable to higher gold grades at the Guanajuato mine, leading to record gold production in the first quarter of 2012 which increased by-product credits per silver payable ounce.

General and administrative expenses were $3.0 million for the three months ended March 31, 2012, compared to $1.8 million for the comparable quarter in 2011. The increase was largely attributable to a onetime payment of $0.7 million made in connection with the retirement of an executive and director of the Company. Higher audit and accounting fees, share based compensation and administrative expenditures in Mexico accounted for the balance of the increase.

General and administrative expenses were $3.0 million for the three months ended March 31, 2012, compared to $3.1 million in the fourth quarter of 2011. The decrease is attributable to lower share-based

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payments of $0.1 million for the three months ended March 31, 2012, compared to $1.2 million for the fourth quarter of 2011, offset by a one-time payment of $0.7 million made in connection with the retirement and resignation of an executive and director of the Company.

Exploration and evaluation expenses were $0.6 million for the three months ended March 31, 2012 compared to $0.1 million for the same period in 2011, and $0.4 million for the three months ended December 31, 2011. The increases are primarily attributable to surface drilling at the Company’s Santa Rosa Project which commenced in the first quarter of 2012.

Finance and other income was $3.9 million for the three months ended March 31, 2012 compared to $0.4 million for the same period in 2011. The increase is primarily attributable to a foreign exchange gain of $3.7 million due to the strengthening of the Mexican peso compared to the Canadian and US dollar. Finance and other income was $3.9 million for the three month period ending March 31, 2012, compared to finance and other expense of $2.1 million for the three month period ending December 31, 2011. This increase is a result of a foreign exchange gain of $3.7 million in the first quarter of 2012, compared to a foreign exchange loss of $2.1 million in the fourth quarter of 2011.

Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency. The Company has a significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican Peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent. These unrealized gains and losses are recognized in the consolidated net income of the Company.

The Company recorded an income tax expense of $1.9 million for the three months ended March 31, 2012 compared to $0.1 million for the same period in 2011. The increase is attributable to the utilization of previously unrecognized tax assets on loss carry forwards. Previously, the Company had sufficient tax losses in Mexico to offset deferred tax liabilities. During the three months ended March 31, 2012, a significant amount of the Company’s losses in Mexico were utilized due to taxable income generated in the jurisdiction. The Company recorded an income tax expense of $1.9 million for the three months ended March 31, 2012, consistent with $1.9 million for the three months ended December 31, 2011.

Net income for the three months ended March 31, 2012 was $4.7 million, compared to net income of $7.0 million for the same period in 2011. The decrease in net income is primarily attributable to a decrease in gross profit of $2.3 million, an increase in income tax expense of $1.9 million, and an increase in general and administrative expenses of $1.2 million. These were partially offset by an increase in foreign exchange gains of $3.2 million.

Net income for the three months ended March 31, 2012 was $4.7 million, compared to net loss of $1.4 million for the three months ending December 31, 2011. The increase is primarily attributable to an increase in foreign exchange gain of $5.7 million, decrease of share-based payments of $1.1 million, partially offset by an increase in general and administrative expenses of $1.0 million in the first quarter of 2012.

Adjusted EBITDA1 was $4.4 million for the three months ended March 31, 2012 compared to adjusted EBITDA of $7.9 million for the comparable period in 2011 and $6.3 million for the three months ended December 31, 2011. The decrease in adjusted EBITDA for the three months ended March 31, 2012 compared to the three months ended March 31, 2011 is attributable to a decrease in gross profit of $2.3 million, an increase in administrative expenses of $1.1 million and exploration and evaluation expenses of $0.5 million. The decrease in adjusted EBITDA for the three months ended March 31, 2012 compared to the three months ended December 31, 2011 is attributable to decreased gross profit excluding amortization and depletion and share-based payments of $0.9 million and increased administrative expenses of $1.0 million.

__________________________
1	Adjusted EBITDA is a non-IFRS measure. Please refer to the “Non-IFRS Measures” section for the reconciliation of reported financial results to Non-IFRS measures.

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THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)	18

NON-IFRS MEASURES

Throughout this MD&A, references are made to cash cost per ounce, EBITDA, and adjusted EBITDA, each as defined in this section. These are not recognized measures under International Financial Reporting Standards (“IFRS”), but are provided by the Company as supplemental measures of performance and to provide a basis for comparison to similar measures commonly reported in the industry. As there are no standardized methods of calculating these measures, the Company’s methods may differ from those used by others.

Cash Cost per Silver Ounce

The non-IFRS measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

The Company’s ability to control the cash cost per ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per ounce of silver and the Company’s cost of sales as reported in the Company’s Consolidated Statements of Comprehensive Income is provided.

Reconciliation of Cash Cost per Silver Ounce

	Guanajuato		Topia		Consolidated
(in thousands, except cost per ounce)	2012 Q1	2011 Q1	2012 Q1	2011 Q1	2012 Q1	2011 Q1
CAD Cost of sales	$3,291	$3,553	$2,544	$2,278	$5,835	$5,831
Smelting and refining	807	449	737	557	1,544	1,006
CAD Gross by-product revenue[1]	(3,491)	(2,130)	(950)	(1,094)	(4,441)	(3,224)
Cost of custom milling	-	-	(65)	(66)	(65)	(66)
CAD Cash operating costs	$607	$1,872	$2,266	$1,675	$2,873	$3,547
USD Cash operating costs	$602	$1,899	$2,265	$1,699	$2,867	$3,598
Silver payable ounces	209,869	235,809	106,772	112,630	316,641	348,439
Cash cost per ounce (USD)[2] ,[3]	$2.87	$8.05	$21.21	$15.09	$9.05	$10.33

EBITDA and Adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA, comprises revenue less operating expenses before interest expense, interest income, capital asset amortization and impairment charges, and income taxes.
_____________________________
1	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.
2

“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

3	Cash cost per ounce for first quarter of 2011 presented in the table have been restated from amounts previously reported to reflect the application of correct foreign exchange rates.

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THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)	19

Adjusted EBITDA is a non-IFRS measure in which standard EBITDA (earnings before interest expense, interest income, taxes, and depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company and is meant to provide further information about the Company’s financial results to investors.

In the prior quarter, the Company changed its definition of adjusted EBITDA. The revised definition adjusts the earnings to also remove the effect of foreign exchange gain or loss; whereas in the previous definition, only the compensation expense was included in the adjusted EBITDA. The Company believes that the revised definition provides a better understanding of the results by removing the variability of foreign exchange gains and losses and has restated comparative figures in this Management Discussion and Analysis accordingly.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to the 2012 and 2011 interim financial statements:

(in thousands)	2012 Q1	2011 Q1
Income for the period	$4,683	$7,009
Provision for income taxes	1,948	79
Interest income	(173)	(54)
Interest expense	10	267
Amortization and depletion of mineral properties, plant and equipment	1,490	1,042

EBITDA	7,958	8,343
Foreign exchange gain	(3,655)	(469)
Share-based payments	138	-
Adjusted EBITDA	$4,441	$7,874

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2012, the Company had net working capital of $53.5 million and cash and cash equivalents of $40.3 million compared to net working capital of $53.8 million and cash and cash equivalents of $39.4 million at December 31, 2011. The increase in cash and cash equivalents during the first quarter of 2012 is attributed to cash provided from operations which exceeded capital expenditures and other investments and $0.3 million in net proceeds from financing activities which are mainly the result of option exercises in the quarter.

The Company anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital during the next twelve months. The Company plans to produce 2.5 to 2.75 million Ag eq oz in 2012 and invest approximately $20 million in capital expenditures, including approximately $9 million in exploration and evaluation expenditures. These investments in 2012 will include the purchase of new, more efficient mobile mining equipment, plant upgrades, mine development and increased exploratory drilling. The objective of these expenditures is to increase production and increase resources.

At the date of this MD&A, the Company had no material off-balance sheet arrangements such as obligations under guarantee contracts, contingent interest in assets transferred to any unconsolidated entity, obligations under certain derivative instruments, or obligation under a material variable interest held in any unconsolidated entity that provides financing, liquidity, market or credit risk.

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THREE MONTHS ENDED MARCH 31, 2012 (UNAUDITED)	20

Operating Activities

For the quarter ended March 31, 2012, cash flow provided by operating activities was $6.4 million. This compares to cash flows provided by operating activities of $2.8 million in the comparable quarter of 2011. The improvement was largely attributable to a reduction in non-cash working capital as compared to an increase in non-cash working capital in the first quarter of 2011. During the first quarter of 2012, the Company significantly reduced accounts receivable through collection of outstanding accounts.

Before changes in non-cash working capital, interest and taxes paid or received, the Company generated $5.1 million in operating cash flow during the quarter ended March 31, 2012, compared to $8.4 million during the same period in 2011. This quarter-over-quarter decrease is largely attributable to lower gross profit as a result of lower metal sales and a decrease in average realized metal prices in the first quarter of 2012.

Investing Activities

For the quarter ended March 31, 2012, the Company had net cash outflows from investing activities of $6.3 million compared to $4.2 million in the comparable quarter of 2011. The investments were primarily used for the development of mineral properties of $1.8 million, purchase of capital assets of $2.1 million and exploration and evaluation costs of $2.1 million.

Financing Activities

Cash flows provided by financing activities were $0.3 million for the quarter ended March 31, 2012 compared to $2.7 million in the comparable quarter of 2011. During the first quarter of 2012, the Company received proceeds from the exercise of options in the amount of $0.3 million, compared to $1.4 million from exercise of options and $1.6 million from exercise of warrants in the comparable period of 2011.

Contractual Obligations

As of March 31, 2012 the Company had the following commitments:

(in 000’s)	Total	1 year	2-3 years	4-5 years
Drilling services	$707	$596	$111	$-
Operating lease payments (1)	1,685	501	931	253
Equipment purchases with third party vendors	2,516	2,516	-	-
Environmental program (2)	49	49	-	-
Consulting	10	10	-	-
Total commitments	$4,967	$3,672	$1,042	$253
____________________________
(1)	Lease payments were recognized as an expense in the period.
(2)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico.

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FINANCIAL INSTRUMENTS

(in thousands)	Fair value as at	Basis of Measurement	Associated Risks
	March 31, 2012

Cash and cash equivalents	$40,322	Carrying value	Concentration, credit, currency, interest rate

Marketable securities	$106	Fair value through other comprehensive income	Exchange

Trade and other receivables	$9,441	Carrying value	Concentration, credit, currency, commodity price

Trade and other payables	$6,168	Carrying value	Currency

Finance lease obligations	$77	Amortized cost	Currency

The carrying values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at March 31, 2012. The fair values of the capital lease obligations to third parties approximate their amortized costs as the interest rates are fixed and reflect estimated market rates at March 31, 2012.

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s mining operations and exploration programs, and limit exposure to credit and market risks.

The types of risk exposure and the way in which such exposures are managed are as follows:

(a)	Concentration risk

Concentration risk exists in cash and cash equivalents because significant balances are maintained with three financial institutions. To mitigate the risk, the Company diversifies its cash and cash equivalents by holding guaranteed investment certificates and similar securities with a number of different financial institutions. The primary investment products include, but are not limited to high interest savings accounts and guaranteed investment certificates.

Concentration risk also exists in trade accounts receivable because the Company’s revenues are currently substantially derived from sales to four customers. To mitigate the risk, the Company continues to seek other viable customers for the sale of its concentrates. In the first quarter of 2012, the Company signed contracts with a new customer for the sale of its concentrates.

(b)	Credit risk

Credit risk primarily arises from the Company’s cash and cash equivalents and trade and other receivables. The risk exposure is limited to their carrying amounts at the balance sheet date. The risk is mitigated by holding cash and cash equivalents with highly rated Canadian and Mexican financial institutions. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

(c)	Market risk

The significant market risks to which the Company is exposed are currency, interest rate, commodity price and exchange risk.

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(i)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar, namely the US dollar and Mexican peso. The results of the Company’s operations are subject to currency transaction and translation risks.

(ii)	Interest rate risk

The Company’s approach is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company manages risk by monitoring changes in interest rates and by maintaining a relatively short duration for its portfolio of cash equivalent securities. Many of these instruments can be immediately redeemed and those of a fixed term do not exceed one year.

(iii)	Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production and short-term changes in supply and demand because of speculative hedging activities. The value of trade receivables depends on changes in metal prices over the quotation period. The Company has not hedged silver and gold prices. The Company has entered into contracts to hedge the sales of its lead and zinc by-products for periods not exceeding one year.

(iv)	Exchange risk

The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for. The exchange price of the shares may fluctuate significantly depending on various other market factors. To mitigate the risk, the Company’s approach is to maintain minimal investments in marketable securities.

OUTLOOK

Operations

The Company is maintaining its guidance for metal production in the range of 2.50 to 2.75 million Ag eq oz for fiscal 2012, as compared to metal production of 2.2 million Ag eq oz for fiscal 2011.

First quarter production, at 557,667 Ag eq oz, demonstrated only modest growth over the fourth quarter of 2011 but production for the remainder of the year is expected to continue to grow. There are a number of positive developments that support the growth estimate as follows:

At Guanajuato:

  Ore grades for the first quarter of 2012, at 213g/t Ag and 2.30g/t Au, represents a 21% increase over the average for 2011. Mining of the high grade Deep Cata and the gold-rich Santa Margarita ore bodies has already demonstrated the potential to maintain and build on this improvement. Further expansions of production from these areas are planned in 2012.

  Plant metallurgy has already achieved record metal recovery and further improvements are anticipated with the addition of the re-grind mill at the Cata plant.

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  Plant capacity is more than sufficient to handle any increases in throughput.

At Topia:

  The primary reason for the shortfall in production at Topia was a 20% reduction in ore grades in terms of silver equivalents for the first quarter of 2012 as compared to the first quarter of 2011. While ore grades were down for the quarter, grades improved in March to well above the average for 2011 and new vein developments support higher grades throughout 2012.

  Plant modifications and efficiencies, including additional flotation cells, have been completed to facilitate improved metallurgical performance.

  The extreme dry season affecting central Mexico, resulting in a water shortage, has caused plant capacity to be limited to 160 tonnes per day during the last month of the quarter, a reduction of almost 30%. Custom milling throughput has been reduced temporarily and any excess ore will be stockpiled for processing later in the year after the rainy season starts. There is currently no plant capacity shortfall anticipated for the remainder of the year.

2012 Production and Cash Cost per Ounce Guidance
	2011 Actual	2012 Guidance Low Case	2012 Guidance High Case
Tonnes milled	216,181	230,000	250,000
Silver ounces	1,495,372	1,720,000	1,900,000
Gold ounces	8,016	10,000	11,000
Lead tonnes	941	1,130	1,270
Zinc tonnes	1,314	1,500	1,630

Silver equivalent ounces	2,200,013	2,500,000	2,750,000

Cash cost per ounce (USD)	$10.84	$10.50	$9.50

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TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

(in 000’s)	2012 Q1	2011 Q1
Consulting fees paid or accrued to companies controlled by directors of the Company	$780	$179
Consulting fees paid or accrued to companies controlled by officers of the Company	-	54
Director fees paid or accrued	36	-
Consulting fees paid to a company with a common director of the Company	32	-
Office and administration fees paid or accrued to a company controlled by a director of the Company	21	22

As at March 31, 2012, $39 (December 31, 2011 - $42) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with common directors were $17 (December 31, 2011 - $24) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at the exchange amount.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, reclamation and remediation provision, valuation of trade and other receivables, current and deferred income tax liabilities, assumptions used in determining the fair value of non-cash share-based payments, and the fair value of the liability component of convertible loan notes. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates. A summary of the Company’s significant accounting policies is set out in Note 3 of the annual audited consolidated financial statements for the year ended December 31, 2011.

The key risks to the assumptions used in the cash flows underlying the critical accounting estimates are: a prolonged decline in metal prices, a weakening of the US dollar against the Mexican peso and not achieving production forecasts.

The accounting estimates believed to require the most difficult, subjective or complex judgments, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Amortization

The Company’s mineral properties and related plant and equipment are amortized based upon estimates of useful lives not to exceed the life of the mine to which the assets relate. Management’s estimate of expected mine life is based upon available internal and external estimated resource and reserve information, historical production and recovery levels, planned future production and recovery levels, and other factors.

Impairment of non-financial assets

The Company’s mineral properties, plant and equipment are reviewed for an indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in profit or loss for the period.

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Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur which may necessitate a write-down for asset impairment.

The Company has determined that no events or changes in circumstances occurred during the first quarter of 2012 that would indicate that the carrying amounts of its non-financial assets may not be recoverable.

Reclamation and remediation provisions

Upon the completion of any mining activities, the Company will customarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its reclamation and remediation provision, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

Revenue recognition

The Company recognizes revenue from the sale of concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. This is generally the shipment date, however, the terms of certain contracts may require revenue recognition at the delivery date. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statements of comprehensive income net of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of forward metal prices are used to record sales. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in the market metal prices results in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

Income taxes

The Company uses the asset and liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the assets will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company’s future tax assets.

Share-based payments

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and discount rates. Although not requiring any cash outlay by the Company, changes to any of these inputs could cause a significant change in the share-based payments expense charged in a period.

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Changes in Accounting Standards

The following are accounting standards anticipated to be effective January 1, 2013 or later:

Presentation of Items of Other Comprehensive Income (“OCI”)

IAS 1 is amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial Instruments

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

In December 2011, the IASB amended the IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32 (Financial Instruments: Presentation) was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014.

The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

Consolidation

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IAS 27 and IAS 28 – Investments in Associates were revised and reissued as IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint Arrangements

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Income Taxes

IAS 12 was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company has assessed that there is no significant impact on its financial results and financial position from the application of this amendment.

Stripping Costs in the Production Phase of a Mine

In October of 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Mine, which clarifies the requirements for accounting for costs of stripping activities in the production phase when two benefits accrue: (1) usable ore that can be used to produce concentrate inventory and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual reporting periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping costs. The Company is currently evaluating the impact IFRIC 20 is expected to have on its consolidated financial statements.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 137,590,919 common shares issued, 316,250 warrants and 4,091,500 options outstanding.

Fully diluted, the weighted average issued and outstanding shares of Great Panther would be 138,626,335 for the three months ended March 31, 2012.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance in respect to the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with International Financial Reporting Standards.

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There have been no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2012 that have materially affected, or are reasonably likely to affect the Company’s internal control over financial reporting.

Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. There have been no changes in the Company’s disclosure controls and procedures during the quarter ended March 31, 2012 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls.

RISKS AND UNCERTAINTIES

Commodity Price Risk

The market price of precious metals and other minerals is volatile and cannot be controlled. Our profitability and long-term viability will depend on the market price of silver, gold, lead and zinc. If these prices should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company’s control may affect the marketability of any minerals discovered.

The marketability of minerals is also affected by numerous other factors beyond the Company’s control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, the effect of which cannot be accurately predicted.

Mineral prices have fluctuated widely, particularly in recent years. As noted in the “Profile and Strategy” section above, metal price changes can significantly affect the cost per ounce. Management, from time to time, will explore entering into possible hedging arrangements to limit the Company’s exposure to changes in prices of base metals, specifically lead and zinc.

Currency Risk

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. Revenues from the sale of concentrates are primarily denominated in US dollars but a portion is paid in Mexican pesos. A significant portion of the Company’s costs are in Mexican pesos or US dollars. The Company manages its exposure by paying its Mexican peso costs in pesos received from concentrate sales and paying its US dollar expenditures in US dollars received from concentrate sales, thereby reducing the need to exchange currencies. The Company does not actively manage its foreign exchange risk with hedging instruments.

Interest Rate Risk

The Company’s exposure to interest rate risk is limited to cash invested in high interest savings accounts and guaranteed investment certificates at fixed rates of interest and cash equivalents that are maintained in floating rates of interest. The Company manages the risk by monitoring changes in interest rates in comparison to prevailing market rates.

During 2011, the Company settled its two convertible notes and no longer carries any material financial liabilities which bear interest.

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Credit Risk

The Company’s credit risk exposure is limited to the carrying amounts of cash and cash equivalents and amounts receivable. Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

The Company also assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

Concentration of Customers

The Company sells refined concentrates containing silver, gold, lead and zinc to metal traders and smelters. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue. Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metal traders or smelters capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures there is sufficient working capital to meet short term business requirements. One of management’s goals is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

For the quarter ended March 31, 2012, cash flows provided by operations and proceeds from options exercised during the quarter were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures, capital expenditures and head office costs. The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

Exploration and Development Stage of the Properties

The Company has made a significant investment to expand the NI 43-101 compliant Mineral Resource estimates for both the Guanajuato and Topia mines. Exploration work on the Company’s mines and mineral properties has expanded as the Company seeks to define additional resources. Even in the event commercial quantities of minerals are discovered, exploration and development stage properties, such as San Ignacio and Santa Rosa, might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labour and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits,

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and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

Competition and Agreements with Other Parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

The Company’s management consists of individuals with vast experience, knowledge, and contacts to capitalize on future opportunities.

Market Forces Outside the Control of the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

To mitigate these risks and uncertainties that affect our operations and improve on predictability, the Company enters into contracts with customers and vendors.

Environmental Factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

The Company has taken a proactive approach to managing environmental risk. The Company participated in a voluntary audit of its Guanajuato operations and conducted a multi-year environmental program completed in 2011, working in cooperation with the Mexican environmental authority to ensure compliance with regulations governing the protection of the environment in Mexico. The Company is waiting for final certification from the government authorities.

Inherent Dangers with Mining

The development and operation of a mine involves risks that even experience and knowledge may not be able to overcome. These risks include unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather condition interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Safety is the Company’s highest priority in operating its mines. A comprehensive safety program is in place at both mines and meetings with employees and contractors are held on a regular basis to reinforce

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standards and practices. The Company also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to the Company’s ability to obtain adequate financing for its planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled “Key Information – Risk Factors” in the Company’s Form 20F for the year ended December 31, 2011 available on SEDAR at http://www.sedar.com, and in Risks and Uncertainties in this MD&A.

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

Accordingly, readers should exercise caution in relying on forward looking statements and the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason except as required by applicable securities laws.

QUALIFIED PERSONS

Robert F. Brown, P. Eng, a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Under SEC Industry Guide 7 standards, a “final”

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or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Silver Limited can be found on SEDAR at http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml or the Company’s website at http://www.greatpanther.com.

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